NEW GOLD INC.

(an Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

September 30, 2006

(Unaudited)

New Gold Inc.

(An Exploration Stage Company)

BALANCE SHEETS

As at September 30, 2006 and December 31, 2005

(Unaudited and Canadian dollars)

	September 30 2006	December 31 2005 Restated (Note 17)
ASSETS

Current assets
Cash and cash equivalents	$46,388,689	$18,178,820
Short-term investments (Note 4)	26,240,854	-
Accrued interest receivable	437,067	19,763
Amounts receivable	179,937	305,810
Prepaid expenses	168,421	107,686
	73,414,968	18,612,079

Mineral Properties – Schedule (Note 5)	56,829,285	42,440,604
Property and Equipment (Note 6)	795,886	578,499
	$131,040,139	$61,631,182

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$1,972,505	$3,767,475
Current portion of capital lease payable	-	30,228
	1,972,505	3,797,703

Future income taxes (Note 7)	10,004,440	7,346,588
	11,976,945	11,144,291

SHAREHOLDERS’ EQUITY

Share Capital (Note 8)	117,388,620	54,752,468
Share purchase warrants (Note 9)	5,958,810	-
Contributed surplus (Note 12)	3,837,954	1,727,584
Deficit	(8,122,190)	(5,993,161)
	119,063,194	50,486,891
	$131,040,139	$61,631,182

Commitments and Contingent Liabilities (Note 15)

See accompanying notes.

APPROVED BY THE BOARD

___________________________

__________________________

Christopher J.  Bradbrook

Paul B. Sweeney

Director

Director

New Gold Inc.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

For the three and nine month periods ended September 30, 2006 and 2005

(Unaudited and Canadian dollars)

	Three months ended		Nine months ended
	Sep 30, 2006	Sep 30, 2005 Restated (Note 17)	Sep 30, 2006	Sep 30, 2005 Restated (Note 17)
Income
Interest income	$ 837,862	$ 108,282	$ 1,985,922	$ 386,516

Expenses
Administrative, office and miscellaneous	162,588	102,215	457,169	301,454
Amortization	33,005	25,951	90,920	69,943
Foreign exchange	599	9,192	6,044	1,186
Loss on disposal of equipment	-	-	8,122	-
Professional and regulatory fees	123,029	62,883	510,840	147,924
Travel, conferences and promotion	124,909	128,930	453,813	354,632
Wages,benefits and stock-based compensation (note 10)	1,143,796	261,531	3,229,316	1,703,955
	1,587,926	590,702	4,756,224	2,579,094
Loss before income taxes	(750,064)	(482,420)	(2,770,302)	(2,192,578)

Income tax recovery (note 7)	-	342,295	641,273	565,219

Loss for the period	(750,064)	(140,125)	(2,129,029)	(1,627,359)

Deficit, beginning of period before restatement	(9,812,014)	(5,849,816)	(7,620,170)	(4,220,830)
Restatement adjustment (note 17)	2,439,888	1,228,367	1,627,009	1,086,615

Deficit, end of period (2005 restated)	$ (8,122,190)	(4,761,574)	$ (8,122,190)	(4,761,574)

Weighted average number of shares Outstanding Restated (note 17)	24,067,119	14,468,592	22,204,629	14,227,180

Loss per share (basic and diluted)	$ (0.03)	$ (0.01)	$ (0.10)	$ (0.11)

See accompanying notes.

New Gold Inc.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

For the three and nine month periods ended September 30, 2006 and 2005

(Unaudited and Canadian dollars)

	Three months ended		Nine months ended
	Sep 30, 2006	Sep 30, 2005 Restated (Note 17)	Sep 30, 2006	Sep 30, 2005 Restated (Note 17)
Cash provided by (used for) OPERATING ACTIVITIES
Loss for the period	$ (750,064)	$ (140,125)	$ (2,129,029)	$ (1,627,359)
Items not involving cash:
Amortization	33,005	25,951	90,920	69,943
Stock-based compensation	765,280	-	1,895,091	572,615
Loss on disposal of equipment	-	-	8,122	-
Income tax recovery (note 7)	-	(342,295)	(645,448)	(565,219)
	48,221	(456,469)	(780,344)	(1,550,020)
Net change in non-cash working capital items	(196,845)	(403,982)	(1,281,895)	(100,845)
Cash used for operating activities	(148,624)	(860,451)	(2,062,239)	(1,650,865)

INVESTING ACTIVITIES
Payments for mineral properties and exploration costs	(4,543,568)	(4,422,861)	(14,760,986)	(11,756,677)
Acquisition of property and equipment	(143,943)	(27,086)	(346,657)	(65,494)
Cash used for investing activities	(4,687,511)	(4,449,947)	(15,107,643)	(11,822,171)

FINANCING ACTIVITIES
Payments on capital lease	-	(5,668)	-	(17,003)
Cash used for short-term investments	-	-	(26,240,854)	-
Cash proceeds from shares and purchase warrants issued, net	537,200	-	71,620,605	2,973,609
Cash provided by (used for) financing activities	537,200	(5,668)	45,379,751	2,956,606

(Decrease)Increase in cash and cash equivalents	(4,298,935)	(5,316,066)	28,209,869	(10,516,430)

Cash and cash equivalents, beginning of period	50,687,624	19,829,221	18,178,820	25,029,585
Cash and cash equivalents, end of period	$46,388,689	$14,513,155	$46,388,689	$14,513,155

Cash and cash equivalents comprises:
Cash	$ 338,309	$ 670,224	$ 338,309	$ 670,224
Term deposits and short-term discount notes	46,050,380	13,842,931	46,050,380	13,842,931
	$46,388,689	$14,513,155	$46,388,689	$14,513,155

See accompanying notes.

For supplemental disclosure of non-cash investing and financing activities, refer to Note 13.

New Gold Inc.

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

As at September 30, 2006 and December 31, 2005

(Unaudited and Canadian Dollars)

			Sep 30, 2006	Dec 31, 2005 Restated (Note 17)

ACQUISITION COSTS
Kamloops Afton Claims			$18,841,345	$18,841,345
Kamloops Ajax-Python Claims			48,732	48,732
Timmins, Ontario Claims			1	1
Balance, End of Period			$18,890,078	$18,890,078

DEFERRED EXPLORATION COSTS
	Afton Claims	Ajax-Python Claims

Balance, Beginning of Period	$23,323,424	$227,102	$23,550,526	$6,935,530
Surface Exploration Costs
Option payment	-	15,000	15,000	-
Assays and testing	74,869	46,977	121,846	13,430
Drilling	1,429,562	352,618	1,782,180	217,441
Geological consulting	-	-	-	219,780
Miscellaneous	44,265	40,838	85,103	16,975
Staking and filing fees	29,794	18,703	48,497	2,127
Supplies and equipment rental	28,388	-	28,388	67,130
Travel and accommodation	9,575	-	9,575	16,020
Wages and benefits	155,633	57,166	212,799	121,207
	1,772,086	531,302	2,303,388	674,110
Underground Exploration Costs
Assays and testing	289,612	-	289,612	306,938
Drilling	4,971,996	-	4,971,996	1,942,818
Engineering	15,518	-	15,518	46,943
Geological consulting	22,590	-	22,590	680,515
Insurance	34,676	-	34,676	6,111
Office costs	84,794	-	84,794	-
Miscellaneous	155,404	-	155,404	6,485
Road construction and maintenance	31,078	-	31,078	45,115
Staking and filing fees	619	-	619	10,406
Supplies and equipment rental	29,122	-	29,122	197,777
Surveying	18,655	-	18,655	-
Travel and accommodation	45,924	-	45,924	94,941
Tunneling and decline costs	-	-	-	11,981,887
Utilities	114,267	-	114,267	191,462
Wages and benefits	1,370,730		1,370,730	429,488
	7,184,985	-	7,184,985	15,940,886

Feasibility Study	4,900,308	-	4,900,308	-
Balance, End of Period	$37,180,803	$758,404	$37,939,207	$23,550,526
Mineral Properties			$56,829,285	$42,440,604

See accompanying notes.

4

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended September 30, 2006

(Unaudited and Canadian Dollars)

1.

NATURE OF OPERATIONS

0.5

New Gold Inc. (the “Company”) is in the process of exploring and developing mineral properties.  Its principal project, the Afton copper-gold project located in British Columbia, has previously been subject to exploration, an advanced scoping study and has not yet been confirmed to have economically viable copper/gold reserves. The Company is proceeding to complete a feasibility study in 2006 to confirm whether economical reserves exist.

The underlying value of the Company’s mineral claims is dependent upon the existence and economic recovery of mineral reserves, and the ability of the Company to raise financing to complete the development and operation of the project.  In addition, the investments may be subject to changes in government regulations related to mining activities, economic instability and access rights disruption.

The Company believes it has adequate funds available to meet its corporate and administrative obligations plus its funding requirement to complete the feasibility study for the Afton copper/gold project and related administration expenses while having surplus funds available for exploration. Management will have to pursue additional financing upon the completion of a positive feasibility to finance the projects construction. There can be no assurance it will be able to raise sufficient funds when these funds are required.

2.

BASIS OF PRESENTATION

These interim financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”). The unaudited interim financial statements do not include all of the information and disclosures required by GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in the unaudited interim financial statements. The unaudited financial statements should be read in conjunction with the Company’s restated audited annual financial statements, including the notes thereto, for the year ended 2005. With the exception of note 3, all accounting policies of the Company are described in the restated audited annual financial statements for the year ended December 31, 2005.

3.

NEW ACCOUNTING POLICY

Short-Term Investments

Short-term investments are highly liquid investments including Canadian and U.S. dollar investments in treasury bills, Banker’s Acceptances, bank bearer deposit notes, bank term investments and asset backed securities with maturities at the date of purchase of more than three months and less than a year. Short-term investments are stated at the lower of cost and net realizable value.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended September 30, 2006

(Unaudited and Canadian Dollars)

4.

SHORT-TERM INVESTMENTS

	September 30, 2006	December 31, 2005

Asset backed securities	$26,240,854	$-
Balance, end of period	$26,240,854	$-

5.

MINERAL PROPERTIES

a)

Kamloops, B.C. "Afton" Mineral Property

The Afton mineral properties consist of 19 new mineral claims, converted from heritage, staked and amalgamated under the new mineral tenure system in British Columbia, and 14 heritage claims, covering a total area of 6,998 hectares. Four of the heritage claims, with an area of 947.9 hectares, will become a mining lease subsequent to the conclusion of the regulatory review period on November 14, 2006.

Under the terms of two option agreements (“Option”) dated September 22, 1999 to acquire the Afton Mineral Claims, the Company issued, over several years, 2 million common shares and completed an aggregate work commitment totaling $6.5 million to earn the rights to the mineral claims. Under the terms of the Option, the optionors retained a 10% net profit royalty. (see note 15(a))

The Company has a 100% interest in the mineral claims subject to the 10% net profit royalty maintained by the optionors, which can be purchased on or before December 1, 2010 for $2 million in cash or shares of the Company.

b)

Kamloops, B.C., "Ajax" Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 9 new mineral claims, converted from heritage or staked under the new mineral tenure system in British Columbia, and fifteen heritage claims, covering a total area of 3,330 hectares.

6.

PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
Land	$56,900	$-	$56,900
Building	104,700	14,396	90,304
Transportation vehicles	100,210	76,847	23,363
Mining equipment	504,275	96,172	408,103
Office and computer equipment	292,824	75,608	217,216
Balance, September 30, 2006	$1,058,909	$263,023	$795,886

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended September 30, 2006

(Unaudited and Canadian Dollars)

		Accumulated	Net Book
	Cost	Amortization	Value
Land	$56,900	$-	$56,900
Building	104,700	10,470	94,230
Transportation vehicles	130,071	58,434	71,637
Mining equipment	304,296	43,845	260,451
Office and computer equipment	146,146	50,865	95,281
Balance, December 31, 2005	$742,113	$163,614	$578,499

7.

INCOME TAXES

During 2006, the Company realized a tax recovery of $645,448 as a result of a reduction in the federal income tax rates from 31% to 29%. In addition, the Company renounced $10,010,000 in expenditures related to flow-through equity raisings completed in 2005 which resulted in an increase in future income tax liabilities of $3,303,300 and a corresponding reduction to share capital.

8.

SHARE CAPITAL (RESTATED – NOTE 17)

Authorized

Unlimited number of common shares without par value.

Issued and Outstanding

	Number of Shares	Amount Restated (Note 17)
Balance, December 31, 2004	13,941,766	$43,754,361
Issued for cash
Private placements, net of share issue costs (a)	1,330,000	9,254,319
Issued for finders’ fee (a)	103,951	669,788
Issued for mineral properties (b)	200,000	1,074,000
Balance, December 31, 2005	15,575,717	$54,752,468
Issued for cash
Pursuant to a prospectus offering, net of share issue costs (c)	8,334,000	64,607,845
Exercise of stock options	158,000	1,053,950
Tax effect for flow-through shares (See note 7)	-	(3,303,300)
Transfer from contributed surplus (See note 12)	-	277,657
Balance, September 30, 2006	24,067,717	$117,388,620

a)

On April 22, 2005, the Company completed a non-brokered private placement by issuing 400,000 flow-through common shares at a price of $7.50 per share for gross proceeds of $3 million (net proceeds $3.0 million). The Company issued 29,000 common shares, at a market value of $6.20 per share, as a finders’ fee for the placement of common shares.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended September 30, 2006

(Unaudited and Canadian Dollars)

On October 6, 2005, the Company completed a non-brokered private placement by issuing 430,000 flow-through common shares at a price of $7.00 per share for gross proceeds of $3.01 million (net proceeds $3.0 million). The Company issued 36,331 common shares, at a market value of $5.78 per share, as a finders’ fee for placement of the common shares.

On December 22, 2005, the Company completed a non-brokered private placement by issuing 500,000 flow-through common shares at a price of $8.00 per share for gross proceeds of $4.0 million (net proceeds $3.97 million). The Company issued 38,620 common shares, at a market value of $7.25 per share, as a finders’ fee for placement of the common shares.

b)

The Company issued the final share commitment of 200,000 common shares at the fair market value of $5.37 per share in accordance with the Afton mineral claim agreement.

c)  On February 28, 2006, the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, 8,334,000 units at $9.00 per unit for gross cash proceeds of $75.0 million (net proceeds $70.6 million, prior to allocation to the share purchase warrants (note 9)).  Each unit consisted of one common share and one-half of a share purchase warrant.  A commission of 5.25% was paid to the underwriters.  The gross proceeds have been allocated $8.285 to each common shares and $0.715 to each one-half of a share purchase warrant. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.9%; volatility factor of the expected market price of the Company’s common stock of 40%; and a weighted average expected life of the options of 2 years.

9.

SHARE PURCHASE WARRANTS (RESTATED – NOTE 17)

As at September 30, 2006, the following share purchase warrants were issued and outstanding:

	Number of
	Shares	Amount Restated (Note 17)

Issued for cash
Pursuant to a prospectus offering (Note 8(c))	4,167,000	$5,958,810
Balance, September 30, 2006	4,167,000	$5,958,810

Each whole warrant is exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008.  The warrants have been listed for trading on the Toronto Stock Exchange.

The exercise of the outstanding share purchase warrants in the loss calculation would be anti-dilutive.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended September 30, 2006

(Unaudited and Canadian Dollars)

10.

STOCK OPTIONS

a)

On May 4, 2005, at the Company’s Annual General Meeting, the disinterested shareholders approved a change to the Company’s Stock Option Plan (“Plan”). The approved change increased the number of options issuable from a fixed amount of 1,000,000 options to 10% of the outstanding capital of the Company on a reloading basis. The reloading basis allows the number of options eligible to be issued to increase to the current 10% level of the then present outstanding capital of the Company. In addition, exercised options are also automatically reloaded into the Plan.  The Plan also requires disinterested shareholders to renew their approval every three years.

In addition, the Company has issued under the 2% inducement rules available under the TSX regulations, a total of 500,000 stock options to senior officers which are not included in the 10% allowable issuable amount.

Options issued subsequent to the approval of the new Plan primarily vest one half after six months and the remainder after one year from the date of issuance.

As at September 30, 2006, the stock options held by directors, consultants and employees are as follows:

	Exercisable		Outstanding
Option Strike Price	Options	Weighted Average Remaining Life (Years)	Options	Weighted Average Remaining Life (Years)
$4.60	600,000	3.0	600,000	3.0
$4.61 to $5.99	12,000	4.0	12,000	4.0
$6.00 to $6.99	524,500	3.7	692,000	3.8
$7.00 to $7.99	195,000	3.7	265,000	3.9
$8.00 to $8.99	-	-	60,000	4.5
$9.00 to $9.99	-	-	90,000	4.9
$11.00	-	-	565,000	4.7
	1,331,500	3.4	2,284,000	3.9

		Weighted	Weighted
		Average	Average
	Options	Exercise	Remaining
	Outstanding	Price	Life (Years)
Balance, December 31, 2004	700,000	$4.87	4.3
Granted	1,042,000	$6.82	4.5
Terminated	(15,000)	$(6.40)	-
Balance, December 31, 2005	1,727,000	$6.04	4.5
Granted	715,000	$10.64	4.1
Exercised	(158,000)	$(6.46)	-
Balance, September 30, 2006	2,284,000	$7.06	3.9

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended September 30, 2006

(Unaudited and Canadian Dollars)

The fair value of options issued has been estimated at the date of grant using a Black-Scholes option pricing model.  The Black-Scholes pricing model requires the input of highly subjective assumptions that can materially affect the fair value estimate.

The current period valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.86% to 4.42% (2005 - 3.44%); volatility factor of the expected market price of the Company’s common stock of 40% (2005 - 43%); and a weighted average expected life of the options of 2.5 years (2005 - 2.5 years).  The resulting weighted average cost per option granted was $3.07 (2005 - $2.54).  The estimated fair value of the options is expensed over the vesting period which ranges from zero to 12 months.

The fair value compensation recorded for the period ended September 30, 2006 in respect of options granted in 2006 and prior periods that were expensed to the Statement of Operations was $1,895,091 (2005 - $572,615) and capitalized to mineral properties was $492,936 (2005 - $nil).

b)

Compensation Options

As at September 30, 2006, the following compensation options were issued and outstanding:

Weighted
	Number of	Average
	Compensation	Exercise
Expiry Date	Options	Price
October 13, 2006	50,000	$4.60

These compensation options were valued initially in 2004 using a Black-Scholes pricing model and the resultant amount expensed during that period.

The exercise of the outstanding options in the loss per share calculation would be anti-  dilutive.

11.

RELATED PARTY TRANSACTIONS

		Nine months ended
		September 30, 2006	September 30, 2005 Restated (Note 17)
a) For wages and consulting services charged by a related person of a Director. Effective January, 2006, these services ceased to be provided by the related party.		$-	$72,000

b) For 100,000 shares issued in payment pursuant to the Afton mineral claim option agreement to a Director of the Company.	$		$537,000

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended September 30, 2006

(Unaudited and Canadian Dollars)

12.

CONTRIBUTED SURPLUS

The following table identifies the changes in contributed surplus for the period:

Stock-Based
Compensation
Balance – December 31, 2005	$1,727,584
Stock-based compensation	2,388,027
Transfer of exercised options to share capital	(277,657)
Balance – September 30, 2006	3,837,954

13.

SUPPLEMENTARY CASH FLOW INFORMATION (RESTATED - NOTE 17)

The Company conducted non-cash investing and financing activities as follows:

	Nine months ended
	Sep 30, 2006	Sep 30, 2005 Restated (Note 17)
Investing Activities
Mineral property expenditures included in accounts payable	865,241
Financing Activities
Value of flow-through share renouncement	(3,303,300)	-
Shares issued for mineral properties	-	1,074,000

14.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximates their carrying values due to the relatively short period to maturity of these instruments.

15.

COMMITMENTS AND CONTINGENT LIABILITIES

a)

Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or shares of the Company.

b)

As at September 30, 2006 the Company has approximately $1.5 million remaining to spend under contractual arrangements related to the feasibility study.

c)

In February 2006, the Company completed an arm’s length agreement with the owner (“optionor”) of one mineral claim, located in the Kamloops Mining Division and contiguous to the Company’s Ajax Property, to explore the property. As a result, the Company paid $15,000 for the exclusive rights to explore this property for one year.  The exclusive exploration rights may be extended by making payments of, respectively,

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended September 30, 2006

(Unaudited and Canadian Dollars)

$15,000 and $50,000 for successive one year periods to February 24th in each of the years 2007 and 2008.  The Company may at any time during the option period purchase the property by paying $100,000 and reserving to the optionor  a 1.5% net smelter return royalty on production from the property. In the event the Company acquires the property, it holds the sole right, prior to production commencing, to purchase the 1.5% net smelter return royalty for $100,000 per one-fifteenth (1/15th) of the royalty being purchased. All payments subsequent to the initial $15,000 are payable in cash or equivalent value in shares of New Gold at the optionor’s discretion.  The Company received transfer of title, which will be retransferred if the Company does not exercise the purchase option.

d)

The Company is committed to an operating lease for office premise rentals in the aggregate of $124,961. The future minimum lease payments as at September 30, 2006 are as follows:

2006	$15,156
2007	62,591
2008	40,542
2009	6,672
$124,961

16.

SEGMENTED INFORMATION

The Company operates in one industry segment, namely metals development in one geographic region, Canada.

17.

RESTATEMENT OF COMPARATIVE FINANCIAL STATEMENTS

During 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings, the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel, the weighted average number of shares and the valuation of share purchase warrants . Management thereafter determined that the following amendments should be reflected in these restated financial statements:

a)

The Company has adopted the recommendations of EIC146 of the Emerging Issues Committee of the CICA with respect to its accounting for all flow-through share renunciations. Previously the Company had recognized the future income tax liability and corresponding reduction in share capital at the earlier of the renunciation date or the balance sheet date following the flow through share offering provided management had reasonable expectation of completing the expenditures. This practice has now been changed whereby the future income tax liability is recognized at the balance sheet date following the filing of the renunciations, provided management has a reasonable expectation of completing the expenditures. The Company has taken the same approach to account for flow-through shares in prior periods.

As a result, the future income liability for 2005 has been decreased and share capital increased by $3.5 million from amounts previously recorded in 2005. These amounts have now been recognized in 2006.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended September 30, 2006

(Unaudited and Canadian Dollars)

b)

The Company previously valued the two million shares issued between July 2000 and August 2005 to purchase the Afton mineral claims at the price of the shares on the day the agreement was signed. This practice has been changed to value these payments at the fair market value of the shares at each issuance based upon the previous 5 day weighted average price.

As a result, mineral properties and share capital have been increased by $11.8 million as at December 31, 2005. Future income tax liabilities have been adjusted to reflect the increase in temporary differences created as a result of the difference between the tax and book value of the option payment and the resultant amounts have been capitalized to mineral properties. As a result, mineral properties and future income tax liabilities have increased by $6.5 million at December 31, 2005.

c)

The Company previously expensed all of its stock-based compensation to the Statement of Operations. In accordance with the revised accounting treatment a reduction in the stock-based compensation expense of $139,188 in the first quarter and $164,129 for the second quarter of 2006 has been made related to employees who work directly on the Company’s mineral properties has been increased by corresponding amounts.

d)

During prior periods the Company incorrectly calculated the weighted average number of shares. The only reporting period where the loss per share calculation differed is the first quarter of 2006 where the previously reported loss was $0.06 per share when it should have been $0.07. As a result the reported amount for loss per share for that period has been restated as have the reported weighted average per share amounts for all interim periods.

The effect of the restatement on these restated financial statements is summarized as:

Balance sheet December 31, 2005	Item	Previously reported	Adjustment	Restated
Mineral properties	b/c	$22,561,015	$19,879,589	$42,440,604
Future income taxes	a/b	4,384,680	2,961,908	7,346,588
Share capital	A	39,461,796	15,290,672	54,752,468
Deficit	b/d/c	(7,620,170)	1,627,009	(5,993,161)

Statement of Operations	Item	Previously reported	Adjustment	Restated
Loss for the three months ended September 30, 2005	b	$(490,854)	$350,729	$(140,125)
Loss for the nine months ended September 30, 2005	b	(2,119,840)	492,481	(1,627,359)

Additional information is available in the restated December 31, 2005 audit financial statements